United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Medpace Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58506Q109

(CUSIP Number)

August J. Troendle

c/o Medpace Holdings, Inc.

5375 Medpace Way

Cincinnati, OH 45227

Tel: (513) 579-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS August J. Troendle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 806,643
	8	SHARED VOTING POWER 5,914,947
	9	SOLE DISPOSITIVE POWER 806,643
	10	SHARED DISPOSITIVE POWER 5,914,947

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,135,606
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Medpace Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,914,947
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,914,947

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,914,947
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

This Amendment No. 18 to the Schedule 13D (this “Amendment No. 18”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 26, 2016, as amended by Amendment No. 1 filed on August 8, 2018, Amendment No. 2 filed on October 2, 2018, Amendment No. 3 filed on February 6, 2019, Amendment No. 4 filed on August 5, 2019, Amendment No. 5 filed on August 7, 2019, Amendment No. 6 filed on August 15, 2019, Amendment No. 7 filed on September 17, 2019, Amendment No. 8 filed on May 8, 2020, Amendment No. 9 filed on July 31, 2020, Amendment No. 10 filed on August 14, 2020, Amendment No. 11 filed on December 21, 2020, Amendment No. 12 filed on April 21, 2021, Amendment No. 13 filed on September 1, 2021, Amendment No. 14 filed on December 23, 2021, Amendment No. 15 filed on July 6, 2022, Amendment No. 16 filed on September 13, 2022, and Amendment No. 17 filed September 21, 2022 (collectively, the “Statement”), relating to the common stock (the “Common Stock”), of Medpace Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is amended and restated in its entirety as follows:

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions whether pursuant to or outside of Rule 10b5-1 trading plans. In this regard, the Reporting Persons have entered into and amended, as the case may be, Rule 10b5-1 trading plans with respect to acquiring or selling Issuer securities. The Reporting Persons may in the future enter into and/or amend Rule 10b5-1 trading plans with respect to the acquisition or sale of Issuer securities involving amounts greater than or less than one percent of the Issuer’s outstanding common stock. The Reporting Persons also may attempt to pledge shares pursuant to margin, loan and other security agreements, subject to compliance with the Company’s Insider Trading Compliance Policy. In addition, the Reporting Persons including Dr. Troendle in his positions as Chief Executive Officer and Chairman of the Board, may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Items 5(a) - (b) of the Statement are amended and restated in their entirety as follows:

(a) - (b): See Items 7 – 13 of the cover pages above.

Item 5(c) of the Statement is amended and supplemented by inserting the following information:

(c): On May 1, 2023, Medpace Investors, LLC (“MPI”) entered into a written stock selling plan in accordance with Rule 10b5-1 (the “May 2023 MPI Plan”). The May 2023 MPI Plan contemplated the sale of up to 500,000 shares. MPI has sold shares in open market transactions pursuant to the May 2023 MPI Plan between September 18, 2023 and the date of this filing as follows:

Trade Date	Shares Sold	Price Per Share
09/18/2023	11,629	$272.20	(1)
09/18/2023	14,023	$272.96	(2)
09/18/2023	1,006	$273.91	(3)
09/18/2023	5,023	$275.27	(4)
09/18/2023	3,155	$276.06	(5)
09/18/2023	12,938	$277.10	(6)
09/18/2023	5,609	$278.16	(7)
09/18/2023	2	$278.665
09/19/2023	21,460	$255.48	(8)

09/19/2023	35,845	$256.21	(9)
09/19/2023	17,280	$257.10	(10)
09/19/2023	3,736	$258.065	(11)
09/19/2023	6,276	$259.29	(12)
09/19/2023	3,224	$260.07	(13)
09/19/2023	6,772	$261.25	(14)
09/19/2023	4,212	$262.22	(15)
09/19/2023	3,756	$263.25	(16)
09/19/2023	3,129	$264.36	(17)
09/19/2023	11,815	$265.41	(18)
09/19/2023	9,194	$266.21	(19)
09/19/2023	6,368	$267.26	(20)
09/19/2023	3,491	$268.19	(21)
09/19/2023	338	$269.22	(22)
09/19/2023	483	$271.25	(23)
09/20/2023	1,684	$253.79	(24)
09/20/2023	25,680	$254.78	(25)
09/20/2023	22,273	$255.58	(26)
09/20/2023	13,330	$256.46	(27)
09/20/2023	2,686	$257.44	(28)
09/21/2023	4,410	$240.40	(29)
09/21/2023	2,902	$241.40	(30)
09/21/2023	2,952	$242.45	(31)
09/21/2023	13,175	$243.46	(32)
09/21/2023	16,574	$244.35	(33)
09/21/2023	12,375	$245.37	(34)
09/21/2023	6,539	$246.20	(35)
09/21/2023	508	$247.48	(36)
09/21/2023	372	$248.29	(37)
09/21/2023	1,462	$249.80	(38)
09/21/2023	386	$251.58

(1)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $271.505 to $272.485. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(2)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $272.505 to $273.47. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(3)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $273.50 to $274.475. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(4)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $274.57 to $275.53. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(5)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $275.645 to $276.475. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(6)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $276.645 to $277.635. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(7)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $277.64 to $278.60. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(8)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $254.74 to $255.735. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(9)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $255.74 to $256.735. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(10)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $256.74 to $257.725. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(11)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $257.74 to $258.73. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(12)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $258.755 to $259.73. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(13)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $259.75 to $260.73. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(14)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $260.77 to $261.76. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(15)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $261.77 to $262.755. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(16)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $262.78 to $263.765. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(17)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $263.80 to $264.78. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(18)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $264.81 to $265.80. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(19)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $265.83 to $266.81. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(20)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $266.85 to $267.84. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(21)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $267.85 to $268.66. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(22)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $268.91 to $269.32. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(23)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $270.5775 to $271.42. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(24)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $253.07 to $254.06. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(25)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $254.07 to $255.06. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(26)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $255.07 to $256.065. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(27)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $256.07 to $257.06. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(28)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $257.08 to $257.935. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(29)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $239.77 to $240.75. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(30)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $240.775 to $241.73. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(31)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $241.79 to $242.755. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(32)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $242.81 to $243.80. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(33)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $243.81 to $244.79. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(34)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $244.87 to $245.86. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(35)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $245.88 to $246.76. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(36)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $246.90 to $247.80. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(37)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $248.15 to $248.39. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

(38)

The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $249.72 to $250.37. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission upon request.

On September 21, 2023, MPI terminated the May 2023 MPI Plan pursuant to its terms. No additional transactions have taken place under the May 2023 MPI Plan other than the transactions set forth in this Amendment No. 18.

On February 20, 2023, MPI entered into a written stock selling plan in accordance with Rule 10b5-1 (the “February 2023 MPI Plan,” and together with the May 2023 MPI Plan, the “2023 MPI Plans”). The February 2023 MPI Plan contemplated the sale of up to 250,000 shares. No transactions pursuant to the February 2023 MPI Plan have been executed in the last 60 days and the February 2023 MPI Plan has terminated in accordance with its terms.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented as follows:

Item 5 above summarizes certain provisions of the 2023 MPI Plans and is incorporated herein by reference. Copies of the 2023 MPI Plans are attached as Exhibits 3.1 and 3.2 hereto, and are incorporated by reference.

Except as set forth herein and in the Statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement*

2	Registration Rights Agreement*

3.1	May 2023 Rule 10b5-1 Stock Trading Plan of Medpace Investors, LLC

3.2	February 2023 Rule 10b5-1 Stock Trading Plan of Medpace Investors, LLC

*	Filed in the Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2023

/s/ August J. Troendle
August J. Troendle

Medpace Investors, LLC

/s/ August J. Troendle
Name: August J. Troendle
Title: Sole Manager

Rule 10b5-l Trading Plan